CASTOR MARITIME INC.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens,
3036 Limassol
Cyprus
+ 357 25 357 767

June 23, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Castor Maritime Inc. Registration Statement on Form F-1 (File No. 333-238990)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1 initially filed with the U.S. Securities and Exchange Commission on June 5, 2020, as amended, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on Tuesday, June 23, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

CASTOR MARITIME INC.

By:	/s/ Petros Panagiotidis
Name: Petros Panagiotidis
Title: Chairman, Chief Executive Officer and Chief Financial Officer

June 23, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Castor Maritime Inc. Registration Statement on Form F-1, as amended Originally filed June 5, 2020 File No. 333-238990

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of Castor Maritime Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on June 23, 2020, or as soon thereafter as is practicable.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Partner & Senior Managing Director, Investment Banking